EXHIBIT 1.3

                            (THE COMPANIES ACT, 1956)

                            COMPANY LIMITED BY SHARES

                            MEMORANDUM OF ASSOCIATION

                                       OF

                          VIDESH SANCHAR NIGAM LIMITED

I.      The name of the Company is VIDESH SANCHAR NIGAM LIMITED.


II The registered office of the Company will be situated in the State of Maharashtra.


III     Objects for which the Company is established are:


A. THE MAIN OBJECTS OF THE COMPANY TO BE PURSUED BY THE COMPANY ON ITS INCORPORATION ARE:


1. Pursuant to an agreement to be entered into to take over the entire management, control, operations and maintenance of the Overseas Communications Service (OCS) of the Department of Telecommunications, Ministry of Communications, Government of India, with all its assets and liabilities including contractual rights and obligations on such terms and conditions as may be prescribed by the Government of India from time to time.


2. To plan, establish, develop, provide, operate and maintain all types of international telecommunication net-works, systems and services including Telephone, Telex, Message Relay, Data transmission, Facsimile, Television, Telematics, Value Added Network Services, New Business Services, Audio and Video Services, Maritime and Aeronautical Communication Services and other international telecommunications services as are in use elsewhere or to be developed in future.


3.      To   plan,   establish,   develop,   provide,   operate   and   maintain
        telecommunications systems and networks within India as are found necessary for international telecommunications.


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4.      To provide and maintain international leased telecommunication services.

(1)5. To design, develop, install, maintain, operate long distance domestic and international basic and value added telecommunications, global mobile telecommunications, electronic mail services, globally managed data networks, data telecom networks, video conferencing, international gateway networks, satellite networks in and outside India by way of Joint Venture partnerships which should be in conformity with overall licensing conditions defined from time to time by Government of India.

6. To raise necessary financial resources for its development needs for telecommunication services/facilities.

B. THE OBJECTS INCIDENTAL OR ANCILLARY TO THE ATTAINMENT OF THE MAIN OBJECTS ARE AS FOLLOWS:

7. To collect and settle revenue, rental, leased charges and other charges payable to the Company by persons, companies, agencies and administrations for the services provided and to utilise the same for furtherance of activities of the Company.

8. To work in consultation with and on behalf of the Ministry of Communications in matters of:

        (a)     Introduction of new services.

        (b) To enter into agreement with International Telecommunications Satellite Organisation (INTELSAT), International Maritime
                Satellite      Organisation       (INMARSAT),       Commonwealth
                Telecommunications Organisations (CTO) as successors to the Overseas Communications Service and with any other telecommunication organisations.


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(1)     INSERTED  AS PER  SPECIAL  RESOLUTION  PASSED  AT THE  13TH  ACM HELD ON
        30.09.1999 AND SUBSEQUENT CLAUSES 5-57 RENUMBERED AS 6-58.


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        (c)     To enter into  bilateral/multilateral  ownership agreements with foreign administrations, communications entities and service agencies for telecommunications.

9. To obtain specific prior approval of the Ministry of Communications in the following cases:

        (a)     Withdrawal of any existing telecommunication service.

        (b) Fixation, modification, increase or decrease of tariff for telecommunication services provided to the user.

        (c)     Fixation  of  Terminal   Charges  to  be  paid  to  the  Telecom
                Department for international services.

10. To participate in seminars, expositions and exhibitions and attend meetings of the technical, planning, financial, maintenance, management and administrative committees of international organisations, like International Telecommunication Union, INTELSAT, INMARSAT, CTO, Asia Pacific Telecommunity, Indian Ocean Commonwealth Cable, and India-UAE Cable.


11. To acquire from any person, firm or body corporate whether in India and/or outside India in the public or private sector, technical information, know-how, process engineering, manufacturing and operating data, plans, layouts and blue prints useful for design, erection, construction, commissioning, operation and maintenance of plant and equipment required for any of the business of the Company and to acquire any grant or licence and other rights and benefits in the foregoing matters and things.

12. To buy in India or outside India any plants, equipments and auxiliaries which can be advantageously utilised by the Company to attain its objects and carry on operations or business of any nature which the Company from time to time may deem fit or expedient to carry on in connection with its business at any time being conducted.

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13.     To build,  construct,  maintain,  enlarge, pull down, remove or replace, dispose off, improve or develop and work, manage, and control any buildings, offices, godowns, warehouses, shops, machinery and plant and telephone exchanges, telex exchanges, message relay systems, microwave stations, repeater stations, telecommunications lines, cables, towers, or any other equipment, plant and machinery connected with design,
        development,     construction,     maintenance    and    operation    of
        telecommunications services and conveniences, which may seem calculated directly or indirectly to advance the interests of the Company and to subsidise, contribute to or otherwise assist or take part in doing arty of these things, and/or to join with any other person and/or company and/or with any Governmental authority in doing any of these things.

14. To establish/construct and maintain or windup branch offices and/or new offices in and outside India as may be necessary to protect and promote the interests of the Company.

15. To carry on the business of manufacture of the equipment required for telecommunication systems, networks and services.

16. To purchase or sell, take or give on lease or licence or in exchange, hire or otherwise acquire or dispose any immovable and/or movable property and any rights or privileges which the Company may think necessary or convenient for the purposes of its business or may enhance the value of any other property of the Company and in particular, any land (freehold, leasehold, or other tenure) buildings, easements, machinery, plant and stock-in-trade and on any such lands to erect and to lend/advance money for the erection of buildings, factories, sheds, godowns or other structures for the works, for purposes of the Company and also for the residence and amenity of its employees, staff and other workmen and erect and instal machinery and plant and other equipment deemed necessary or convenient or profitable for the purposes of the Company.

17.     To engage in research,  development,  study and experiments  relating to
        all  the  aspects  of  telecommunications,   to  collect,   prepare  and

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        distribute  information  and  statistics  relating to any of the aspects pertaining to telecommunications working in India or outside India and to promote or propose such methods, studies and measures as may be considered desirable by or beneficial to the interests of the Company.

18. To receive or pay remuneration, assist and finance in India and/or outside India any industrial undertaking, project or enterprise, whether owned or run by Government, Statutory Body, private company, firm or individual with capital credit or resources for execution of its work and business by or to the Company.

19. To design, establish, provide, maintain and perform engineering, technical and consultancy services for any administration, person, firm or body corporate, for development of telecommunications projects of all types/descriptions in India and outside India including but not limited to surveys of all types, feasibility reports, detailed project reports, techno-economic investigations, supply of basic engineering and detailed design and making drawings, layouts and blue prints for construction of telecommunication facilities, preparation of tender documents, tender evaluation, purchase assistance, construction, supervision, project management, acceptance testing, commissioning, maintenance, training of personnel and such other services.


20. To receive engineering, technical and management consultancy services for telecommunications but not limited to engineering, commercial, and operational management of telecommunications systems, market research and personnel management.


21.     (a)    To pay for any rights,  facilities  and property  acquired by the
               Company and to remunerate any person, company, administration, or body whether by cash payment or by allotment of share, debentures or other securities of the Company credited as paid up in full or in part or otherwise.

        (b) To receive payment for any rights, facilities and property provided by the Company and to receive remuneration from any


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               person,  company,  administration or body either by cash payment, allotment of share, debentures or other securities.

22. Subject to the provisions of the Companies Act, 1956 and directives of Reserve Bank of India, to borrow or raise money or to receive money on deposit or loan including public deposit at interest otherwise in such manner as the Company may think fit and in particular by the issue of the debentures or debenture stock or bonds, perpetual or otherwise, and which may or may not be convertible into shares, in this or any other company, and to secure the repayment of any such money borrowed, raised or received, or owing by mortgage, pledge, charge or lien upon all or any of the property, assets, or revenue of the Company (both present and future) including its uncalled capital and to give the lenders or creditors the power of sale and other powers as may seem expedient to purchase, redeem or pay off any such securities and also by a similar mortgage, charge of lien to secure and guarantee the performance of the company or any person, firm or company or any obligation undertaken by the Company of any other person, firm or company as the case may be.

23.     To  issue or  guarantee  the  issue of or the  payment  of  interest  on debentures or other security or obligations of any company or association and to pay or provide for brokerage, commission and underwriting in respect of such issue.

24. Subject to the provisions of the Companies Act, 1956 and directives of the Reserve Bank of India, to receive money on deposits for interest or otherwise and to lend or advance money with or without security to such companies, firms or persons and Government departments and on such terms and conditions as may seem expedient and in particular to customers, suppliers and others having dealings with this Company and to guarantee the performance of contracts or obligations by any such persons, companies and firms, provided that the company shall not carry on the business of Banking as defined by the Banking Regulations Act, 1949.

25.     To  invest  and deal  with the  moneys of the  Company  not  immediately


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        required in manner as may be thought fit and as  determined by the Board of Directors of the Company from time to time.

26. To enter into any contracts or arrangements for the more efficient conduct of the business of the Company or any part thereof and to sublet any contracts from time to time.

(2)27. (i) To negotiate and/or enter into agreements and contracts with individuals, companies, corporations, bodies corporate and/or such other organisations in India and abroad including governments and governmental or semi-governmental bodies of other sovereign states, for obtaining or providing know-how or technical and/or financial collaboration or any other such assistance for carrying out any business or transactions which the Company is authorised to carry on and also for the purpose of activating research and development and to acquire or provide, exploit, use necessary formulae inventions, utility models and patent rights for furthering the objects of the Company, subject to Joint Venture guidelines issued by Government as amended from time to time.

        (ii) Subject to Section 391, 394, and 394A of the Companies Act, 1956, to amalgamate or take over or merge with Or reconstruct the business of the Company with any other person, organisation, firm, company, body corporate whether incorporated or not and whether registered in India or otherwise, or enter into partnership or into any other arrangement for sharing of profits, union of interest, co-operation, joint venture, reciprocal concession or co-operation or for limiting competition or otherwise, with any person, persons or company or body corporate or other organisations carrying on or engaged in or about to carry on, or engage in or being authorized to carry on or to bifurcate one or more units of the Company in one or more companies for the interest of the Company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture-stock or other debt instruments or securities including

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(2)     AMENDED  AS PER  SPECIAL  RESOLUTION  PASSED  AT THE  13TH AGM  HELD  ON
        30.09.1999.

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        futures,  options,  derivatives that may be agreed upon, and to hold and retain,  sell,  mortgage,  pledge,  encumber  and deal with any  shares,
        debentures,    debenture-stock   or   securities,    options,   futures,
        derivatives, instruments so received or offered. Provided that the merger and acquisition to arrived at may not in any way effect the majority interest of the Government of India unless otherwise approved. Provided further that Government of India approves and the scope of the business will be those which the Company is authorised to carry on.

28. To distribute or otherwise as may be resolved, any property or assets of the company or any proceeds of sale or disposal of any property or assets of the company in case of winding up of the company, including the shares, debentures or other securities or any other securities of any other company formed to take over the whole or any part of the assets or liability of the company so that no distribution amounting to a reduction of capital may be made except with the sanction of (if any) for the time being required by law and subject to the provisions of the Companies Act in the event of winding up.

29. To vest any immovable or movable property, rights or interests acquired by or belonging to the company in any person or company on behalf of or for the benefit of the company and with or without any declared trust in favour of the company.

(3)30. To carry on the business which the Company is authorised to carry on by means or through the agency of any subsidiary company or other associate or affiliate companies or other business organisation in India or abroad and to enter into any arrangement with any such company for taking the profits and bearing the losses of any business so carried on or for financing any such company or business organisation or guaranteeing its liabilities or obligations or to make any other arrangements which may seem desirable with reference to any other business so carried on by the Company with a power at any time to close any such business either temporarily or permanently and or to appoint Directors or Managers or


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(3)     AMENDED  AS PER  SPECIAL  RESOLUTION  PASSED  AT THE  13th AGM  HELD  ON
        30.09.1999.

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        administrators of any such company or business organisations.

31. To generally do and perform all the above acts and such other things as may be deemed incidental or conducive to the attainment of the above objects or of any of them.

32. To buy, sell and deal in minerals, plant, machinery, implements, conveniences, provisions and things capable of being used in connection with the business of the company.

33. To purchase, create, generate, or otherwise acquire, use, sell or otherwise dispose of, electric current and electric, steam and water power of every kind and description, and to sell, supply or otherwise dispose of, light, heat and power of every kind and description.

34. To acquire and take over all or any part of the business, goodwill, property and other assets, and to assume or undertake the whole or any part of the liabilities and obligations of any person, form, association or corporate body or Government department carrying on a business which the company is or may become authorised to carry on, and to pay for the same in cash, shares, stocks, debentures or bonds of the company, or otherwise and to hold, manage, operate, conduct, and dispose of in any manner, the whole or any part of any such acquisitions and to exercise all the powers necessary or convenient in and about the conduct and management thereof.

35. To merge, amalgamate or consolidate with any corporate body heretofore or hereafter create in such manner as may be permitted by law.

36. To cause the company to be registered or recognised in any part of the world.

37. To make, draw, accept, endorse, discount, execute and issue cheques, promissory notes, hundies, bills of exchange, bills of ladings, warrants, debentures, and other negotiable or transferable instruments/securities.

38.     To do all or any of the above  things and all such  other  things as are

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        incidental  or may be thought  conducive to the  attainment of the above objects or any of them and as principals, agents, contractors trustees or otherwise and either along or in conjunction with others.

39- To carry out or to have carried out experiment ad research in laboratory, pilot plant and on industrial scale, and to incur expenses necessary therefor with a view to improve on the present method and process of working the several business activities which the company is authorized to carry on.

40. To apply for purchase, or otherwise acquire, and protect and renew in any part of the world any patents, patent rights, bravet d'inventions, trade marks, designs, licences, concessions and the like, conferring any exclusive or non-exclusive or limited rights, their use, or any secret or other information as to any invention which may seem capable of being used for any of the purposes of the company or the acquisition of which may seem calculated directly or indirectly to benefit the company, and to use, exercise, develop or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired, and to expend money in experimenting upon, testing or improving any such patents, inventions or rights and without prejudice to the generality of the above, any contracts, or in relation to the supply and sale of any materials, articles or things for or in relation to the construction, execution, carrying out, improvement, management, administration or control of any works and conveniences required for the purpose of carrying out any of the aforesaid business and to undertake, execute, carry out, dispose of or otherwise turn to account such contracts.

41. To sell, dispose of or transfer any building, industrial undertaking, projects or factory to any company or association or concern carrying on similar business on such terms and conditions as may be determined by the company.

42 To acquire from any Government (Central, State, Local or Foreign) or public body, persons, authority, or from any private individual any concessions, grants, decrees, rights, powers and privileges whatsoever which may seem to the company directly or indirectly conducive to any of

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        its  objects  or  capable of being  carried  on in  connection  with its business and to work, develop, carry out, exercise and turn to account the same and to oppose any proceedings or applications which may seem calculated directly or indirectly, to prejudice the company's interests.

43. To provide against payment of charges or fees as may be prescribed from time to time, residential and/or resting accommodation, medical and welfare facilities for the employees of the company and in connection therewith to afford to such persons, facilities and conveniences for transport, washing, bathing, cooking, reading, writing and for the purchase, sale and consumption of provisions, both liquid and solid and for the safe custody of goods.

44. To exchange, sell, convey, assign or let on lease or grant licence for the whole or any part of the company's immovable properties and to accept as consideration or in lieu thereof other land or cash or Government securities, or securities guaranteed by Government or shares in joint stock companies or partly the one and partly the other or such other property Or securities as may be determined by the company and to take back or re-acquire any property so disposed of by rep purchasing or obtaining a licence or lease on such price or prices and on such terms and conditions as may be agreed upon.

45.     To  employ  foreign  or  other  technicians,   experts,   advisers,   or
        consultants, or to lend the services or the employees of the company on a contract basis for the furtherance of company's objectives aforesaid.

46.     (a)     To train and pay for the  training  in India or abroad of any of the company's employees under such terms and conditions as may be prescribed from time to time, and to establish, maintain and operate training institutions for its employees.

        (b) To provide attachment or training facilities to Indian or foreign nationals on the terms and conditions agreed upon.

47.     To improve,  manage,  develop, grant rights or privileges in respect of,


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        or  otherwise  deal with,  all or any part of the property and rights of the company.

48. To promote and form and to be interested in and take hold and dispose of shares in other companies having objects in whole or in part similar to those of the company and to transfer to any such company any property of this company, and to take or otherwise acquire, hold and dispose of shares, debentures and other securities in or of any such company and to subsidise or otherwise assist any such company.

49. To pay out of the funds of the company all costs, charges and expenses which the company may lawfully incur with respect to the promotion, formation and registration of the company or which the company shall consider to be preliminary including therein the cost of advertising, printing and stationery, expenses attendant upon the formation of agencies, branches and local boards.

50. To establish and maintain or procure the establishment and maintenance of any contributory provident funds, contributory or non-contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pension, bonus, annuities or other allowances or emoluments to any persons who are or were at any time in the employment and/or service of the company, or of any company which is a subsidiary of the company or is allied to or associated with the company or with any such subsidiary company or who are or were at any time the Directors or officers or staff of the company or of any such other company as aforesaid, and the employees or ex-employees of the company or Government department formerly engaged in any business acquired by the company and the wives, widows, families and dependants of any such persons, and also establish and subsidise and subscribe to arty charitable or public object, institutions, society, associations, clubs or funds and by providing or subscribing or contributing toward places of instruction and recreation, hospitals and dispensaries, medical and other attendance and by building or contributing to the building of houses, dwellings, calculated to the benefit of or to


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        advance the interests and well being of the company or of any such other company or department as aforesaid or its employees and to make payment to or towards the insurance of any such person as aforesaid and to any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid.

51. To create any depreciation fund, reserve fund, sinking fund or any other special fund, whether for depreciation or for repairing, improving, extending or maintaining any of the property of the company or for any other purpose conducive to the interest of the company.

52. To adopt such means of making known the business of the company or in which the company is interested as may seem expedient and in particular by advertising in the press, circulars, publication of books and periodicals, audio arid audiovisual media, exhibitions and by granting prizes, rewards and concessions.

53. To enter into, make and perform contracts and arrangements of every kind and description for any lawful purpose with any person, firm, association, corporate body, municipality, body politic, territory, province, state, Government or colony or dependency thereof, without limit as to amount, and to obtain from any Government or authority any rights, privileges, contracts and concessions which the company may deem desirable to obtain, and to carry out, exercise or comply with any such arrangements, rights, privileges, contracts and concessions.

54. To subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object or for any exhibition, or for any purpose which may be considered likely directly or indirectly to further the objects of the company or the interest of its members.

55. To layout and prepare any land for any kind of athletics, sports and for the playing of such sports or kind of amusement or entertainment and to construct the stands and buildings and conveniences for use in connection therewith.

56. To act as agents and as trustees for any person or company and to undertake and perform sub-contracts and to do all or any of the above


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        things in any part of the world and as principals,  agents, contractors, trustees or otherwise and by or through agents, sub-contractors, trustees or otherwise and either alone or jointly with others in connection with the business of the company.


C.      OTHER OBJECTS.

57. To purchase or otherwise acquire and to hold, own, invest, trade and deal in, mortgage, pledge, assign, sell, transfer Or otherwise dispose of goods, equipment, machinery, wares, merchandise and personal property of every class and description and to transport the same in any manner.

58. To carry on the business of a store keeper in all its branches and in particular, to buy, sell and deal in goods, stores, consumable articles, chattels and effects of all kinds, both wholesale and retail.


IV.     The liability of the members is limited.

(4)V. The authorised Share Capital of the Company is Rs.300,00,00,000/- (Rupees Three Hundred Crore) divided into 30,00,00,000 (Thirty Crore) Equity Shares of Rs.l0/- (Rupees Ten) each with the rights, privileges and conditions attaching thereto as may be provided by the Articles of Association of the Company for the time being.



--------
(4) AMENDED VIDE ORDINARY RESOLUTION PASSED BY THE SHAREHOLDERS AT 14TH AGM HELD ON 26 SEPTEMBER 2000.

We, the several persons whose names and addresses are subscribed, are desirous of being formed into a company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the company set opposite our respective names.


     Name                 Address,           Signature      No. of Shares   Name, Signature,
                          Description and    of             Equity          Address
                          Occupation         Subscribers                    Description &
                                                                            Occupation
                                                                            of witness

1.   President of         Secretary,            Sd/-           100          Daljit Singh,S/u.
     India Through        Department of                                     Shri Jogenclar
     Devendra Kumar       Telecommunications,                               Singh.Dy.
     Sangsl (Sb.          Sanchar Shavan,                                   Director
     Shri Hardhian        New Delhi.                                        General,OCS, VSB,
     Singh Jain)                                                            New Delhi.
     Secretary,
     Telecommunications.

2.   Shree Shankar        Additional            Sd/-            10              -DO-
     Sharan, S/o.         Secretary, Dept.
     Late Shri            of
     Shambhu Sharan       Telecommunications,
                          Sanchar Bhavan,
                          20, Ashoka road,
                          New Delhi

3    V. Devarajan,        Additional            Sd/-            10              -DO-
     S/o, Late Shri       Secretary and
     N.                   Financial
     Venkataramanan       Adviser, Dept. of
                          Telecommunications,
                          Sanchar Bhavan,
                          New Delhi

4    K.C. Katiyar,        Director General,     Sd/-             1          V.D. Kulkarni,
     S/o Bhajanlal        Overseas                                          S/o D.G.
     Katiyar              Communications                                    Kulkarni,
                          Service, Bombay                                   Director (Admn
                                                                            OCS, VSB, M.G.
                                                                            Road, Bombay -
                                                                            400 001

5.   A.W. Furtado,        Addl. Director        Sd/-             1          Daljit Singh,
     S/o. Late Shri       General, Overseas                                 S/o, Shri
     R.T. Furtado         Communications                                    Jogendar Singh,
                          Service, VSB                                      Dy. Director
                          Bombay                                            General, OCS,
                                                                            VSB, New Delhi.

6    J.K Chhabra,         Director, Dept.       Sd/-             1              -DO-
     S/o Shri D.N.        of
     Chhabra              Telecommunications,
                          Sanchar Bhavan,
                          20, Ashoka Road,
                          New Delhi

7    S.D. Raheja,         Dy. Financial         Sd/-             1              -DO-
     S/o. Late Shri       Adviser, Dept. of
     S.R. Raheja          Telecommunications,
                          Sanchar Bhavan,
                          20, Ashoka Road,
                          New Delhi

                                                                              15

8    R.R. Anand,          Under Secretary,      Sd/-             1              -DO-
     S/o. Late Shri       Dept. of
     Gopal Das Anand      Telecommunications,
                          Sanchar Bhavan,
                          20, Ashoka Road,
                          New Delhi





9    K.P.                 Under Secretary,      Sd/-             1              -DO-
     Radhakrisnan         Dept. of
     Kidave, S/o          Telecommunications,
     Shri K.G. Kidave     Sanchar Bhavan,
                          New Delhi
                                                          --------------
                                                               126
                                                               ONE
                                                             HUNDRED
                                                           TWENTY SIX
                                                             EQUITY

  Dated this 12th Day of March, 1986
  Place - Bombay.


16